SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 14, 2006

Commission File Number 1-14846

          AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
          South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

        Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes __   No X

Enclosure: Press release – ANGLOGOLD ASHANTI SIGNS HEADS OF AGREEMENT WITH ANTOFAGASTA PLC



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA10.06

14 July 2006

ANGLOGOLD ASHANTI SIGNS HEADS OF AGREEMENT WITH ANTOFAGASTA PLC

AngloGold Ashanti Ltd is pleased to announce the signing of a Heads of Agreement with LSE-listed Antofagasta PLC to jointly explore a highly prospective belt in Southern Colombia for new gold and copper deposits. AngloGold Ashanti will include all of its mineral applications, contracts, and third-party contracts within the area of interest in the new joint venture.

Under the terms of the agreement, Antofagasta will commit to fund a minimum of US$1.3m of exploration within 12 months of the signing of the agreement, with the option of investing an additional US$6.7m within four years of the commencement date of the agreement in order to earn-in to 50% of the joint venture. Once Antofagasta has earned into its 50% interest, a joint management committee will determine which properties are "copper-dominant" and which are "gold-dominant" and, by funding bankable feasibility studies within eight years of the commencement date of this agreement, Antofagasta and AngloGold Ashanti will have the right to increase their interests in copper-dominant and gold-dominant properties, respectively, by an additional 20%.

Commenting on the transaction, Executive Officer: Business Development Richard Duffy said, 'Our new relationship with Antofagasta reflects our continuing commitment to expediently exploring our extensive land position in Colombia, both through our own programme and, in some areas of our concession, in partnership with other companies, thereby continuing to leverage our significant first-mover advantage in this highly prospective region.'

 ends

Queries:

North America	**Tel:**	**E-mail:**
Andrea Maxey	+1 212 750 7999	amaxey@anglogoldashanti.com
	+1 646 549 8992	
South Africa	**Tel:**	**Email:**
Michael Clements	+27 (0) 11 637 6647	mclements@anglogoldashanti.com
	+27 82 339 3890	

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 14, 2006

By: /s/ C R Bull
Name: C R Bull
Title: Company Secretary